EXHIBIT 12.1

Cargill Fertilizer Businesses

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Nine Month Period ended February 29 and February 28		Years Ended May 31
	2004	2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest Charges	21.8	32.7	41.2	42.8	46.7	39.7	15.4
Interest Portion of rental expenses	5.7	4.8	6.5	5.7	5.0	5.7	6.3
Preferred stock dividend requirements	—	—	—	—	—	—	—

Total fixed charges	27.5	37.5	47.7	48.5	51.7	45.4	21.7

Earnings:
Earnings (loss) from continuing operations before minority interest	37.9	16.9	17.8	25.8	(61.5)	64.2	175.9
Interest Charges	21.8	32.7	41.2	42.8	46.7	39.7	15.4
Interest portion of rental expenses	5.7	4.8	6.5	5.7	5.0	5.7	6.3
Preferred stock dividend requirements	—	—	—	—	—	—	—

Sub-total	65.4	54.4	65.5	74.3	(9.8)	109.6	197.6
Less: Preferred stock dividend requirements	—	—	—	—	—	—	—

Total earnings (loss)	65.4	54.4	65.5	74.3	(9.8)	109.6	197.6

Ratio of earnings to fixed charges(1)	2.4	1.5	1.4	1.5	(0.2)	2.4	9.1

(1)	The Company’s earnings were insufficient to cover fixed charges and preferred stock dividends by $61.5 million for the year ended May 31, 2001.